Exhibit 99.1

Disclaimer

This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the “Company”). Such statements are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company’s control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; and the impact of COVID-19 or other adverse public health developments on the Company’s business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse.

The forward-looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results. This Presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Fusion Fuel.

The Company cautions readers not to place undue reliance upon any forward-looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Financial Update Presentation

The Company’s consolidated financial data discussed herein is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”) and is denominated in Euros (“EUR” or “€”). The numbers discussed in this management letter have not been audited and therefore may vary to the final financial results disclosed by the company as part of its annual report on Form 20-F described below. The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated. The unaudited consolidated financial data should be regarded in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2021 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2021.

Use of Social Media as a Source of Material News

The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

Dear Shareholders,

The fourth quarter of 2022 was a positive one for Fusion Fuel and the hydrogen sector overall as the impact of the Inflation Reduction Act (‘IRA’) in the United States – and the more recent actions taken by the European Commission to play catch-up – percolated through the market. Nevertheless, from a macro-perspective, it’s hard to deny that progress has moved more slowly than anticipated. Despite hundreds of gigawatts of project announcements, commercial deployment of electrolyzer technology continues to lag. There remains significant market opportunity for small-to-mid scale projects (<10MW category) with more modest capital requirements and faster time to market, particularly in higher-value segments like commercial mobility and for logistics hubs. We believe this dynamic is reflective of the broader shift in 2022 to a new market cycle for green hydrogen, from euphoria for anything related to the energy transition to greater circumspection and a renewed focus on execution and delivery.

It is in this context that we feel it’s critical to revisit and reexamine our strategy, to ensure that we are positioned effectively to deliver on our objectives and create value for our shareholders. In undertaking that process, we sought to keep the following management principle from former General Electric Chairman and CEO, Jack Welch, top of mind:

Strategy is simply resource allocation. When you strip away all the noise, that’s what it comes down to. Strategy means making clear cut choices about how to compete. You cannot be everything to everybody, no matter what the size of your business or how deep its pockets.

This is neither a new nor original concept, but as a small company in a burgeoning market, it is critical that we are explicit about the choices of where we will play and how we will win, the activities we perform and how we will perform them. As we examine our value proposition and the assets of the business, a deeper focus on creating solutions via developing our own projects will benefit shareholders by building equity value in the projects and by accelerating commercial acceptance of our novel technology. The dynamism and velocity of the green hydrogen space only heightens the importance of a relentless focus on delivering value for our customers. This is something we have seen many companies grapple with, including several more recently within the green hydrogen value chain. For these reasons, we felt it appropriate to take this opportunity to communicate a refined strategy entering 2023.

Our HEVO technology has enabled us to develop solutions that serve the market in a unique way, creating a competitive advantage that sets us apart from our rivals. On the back of the HEVO, we have created the HEVO-Solar, an integrated solar-to-hydrogen generator which is in the market today and which we believe is the ideal solution for customers in geographies with high solar irradiance and sufficient available land. We have also created the HEVO-Chain, a modular, stackable electrolyzer which we believe will be a superior offering for on-premise, decentralized green hydrogen production once it enters commercial operation in 2024.

The common thread across these two products is the ability to deliver cost-competitive green hydrogen, even at modest scale. One of the many innovations within the HEVO architecture is that it does not employ a cell stack, but rather a single membrane layer composed of smaller electrochemical cells with lower amperage requirements. We rely on mass production of our simplified, modular electrolyzer to unlock our market-leading capex/kW, which means that we don’t require economies of scale in our electrolyzer in order to achieve a competitive levelized cost of hydrogen. This affords us a unique position in the small-to-midscale market, a size range where we see considerable demand today, particularly in applications like commercial mobility and logistics hubs, which ascribe the highest value to green hydrogen. In this vein we have recently entered into an agreement with a leading logistics equipment company in Iberia to jointly develop opportunities for green hydrogen solution and equipment sale.

In the short term, we will continue to prioritize our technology sales on opportunities 10 MW and below, where we have a competitive advantage on pricing, uptime and design considerations, while opportunistically pursuing projects where grant subsidies enable us to deliver cost-competitive green hydrogen at larger scale. Over time, we expect continued investment in our technology will enable us to extend our cost advantage to larger projects. This is a continuation of our existing tech sale strategy, where we have seen significant interest and uptake for projects ranging from 500 kW to 5 MW, a size that is closely aligned with the current demand profile in higher-value hydrogen verticals. We continue to subscribe to the thesis that small-scale, decentralized production that eliminates the cost and complexity of last-mile distribution of hydrogen to end users, is needed to solve the chicken-and-egg dilemma that is holding back widespread adoption of green hydrogen for mobility and industrial decarbonization. We believe our solutions are uniquely well-suited to fill that need in the market today, and we continue to attack that market relentlessly.

By contrast, our project development pipeline skews much larger, with our Sines and Bakersfield projects each exceeding 75 MW of electrolyzer capacity. As discussed, that demand profile is inconsistent with what we view as the “sweet spot” for our technology and, critically, exceeds our mid-term production capabilities. As such, for our development business we will look to utilize our proprietary HEVO technology in conjunction with third party electrolyzers that provide superior economics and financeability at large-scale. This represents a small, yet meaningful shift in our strategy, one which reflects an awareness of our competitive advantage in the small-to-midscale space and a desire to deploy our technology to opportunities where we can realize excess risk-adjusted returns. We will seek to continue to originate development projects, as we have done with our Sines portfolio, creating value through development fees and equity ownership as we take them through the development cycle to a final investment decision. We do not intend to take on 100% of the capital investment ourselves, instead looking to bring in capital partners over time, either at the project or project portfolio level. We have originated a portfolio of developments projects that total approximately 1.5 GW of high-grade opportunities across five core markets: Portugal, Spain, the United States, Canada and Italy.

We believe that embracing an approach that is open to technology partnerships in our development business will enable us to drive superior economics and support in the financing of some of the larger projects in our portfolio. This is an evolution of a strategy we were already pursuing, having previously announced a partnership with Toshiba to explore potential collaboration on its solid oxide electrolyzer solution. This approach will also allow us to more effectively allocate our proprietary HEVO technology to those projects where it is the most appropriate fit, particularly as we continue to ramp up production capacity at our Benavente facility. As we have done on the technical and commercial sides of the business, we will also explore potential synergistic and strategic partnerships with technology providers who play in the large-scale segment of the market.

As we will discuss in the balance of this letter, we continue to make meaningful progress across all phases of the business to position Fusion Fuel to capitalize on the remarkable growth potential in the green hydrogen sector.

During the fourth quarter of 2022, we strengthened our cash resources as we executed certain objectives outlined in our third quarter letter. In December 2022, we closed a sale-and-leaseback of our Benevante production facility to Corum Eurion, a fund managed by the French company Corum Asset Management. This transaction resulted in initial proceeds of €7.5 million with a further €1.8 million to be received as certain milestones are achieved. As previously disclosed, we have been successful in securing grant funding, while facing certain difficulties in converting these approvals to cash inflows. In late December 2022, we received €3.4 million out of the €36 million previously approved by the Portuguese Government as part of Component 5 of their Recovery and Resilience Plan (“C-5”). This represents our first grant inflows and again reemphasizes the Portuguese Government’s commitment to the Hydrogen revolution. In our third quarter earnings release, we reported a VAT receivable balance of €7.4 million, most of which related to our Portuguese operations. During the fourth quarter, €3.8 million of this receivable was converted to cash. We expect further VAT and grant inflows during the first half of 2023. Finally, during the fourth quarter, we raised $1,480,833 million by selling 386,657 of our Class A ordinary shares through our At the Market Sales Agreement (“ATM”), which was announced in June 2022.

Work commenced on our Exolum project in Madrid, Spain during the third quarter of 2022. As previously reported, we expect this contract to be loss making. During the fourth quarter, we recorded an impairment charge of €2.55 million against the project-related inventory. At December 31, 2022, the total impairment charge recorded against the Exolum related inventory was €3.72 million.

During the fourth quarter, we recorded a provision for impairment of €2.94 million against our inventory. This provision recorded is against our completed and in-progress Modules and HEVOs as these were manufactured to legacy design. Further costs will be incurred to re-conform these components for scheduled sales in 2023.

The significant investments during the fourth quarter related to our Exolum project, our Evora demonstrator facility, our Benavente Production facility and our HEVO technologies, which have been highlighted throughout this letter.

Cash outflows during the fourth quarter included investment of €5.7 million in procurement, production, and research & development of our HEVO technologies.

Additionally, we saw a modest increase in our compensation expense due to increased headcount, and an increase in professional fees which correlate to the various cash inflow events listed above. At quarter-end, the value of our core assets amounted to €51.45 million, which represents an increase of €5.85 million on the value at the end of the third quarter. Our cash balance was €8.2 million at December 31, 2022.

The fourth quarter saw us communicate a number of meaningful announcements, perhaps none more important than the introduction of the HEVO-Chain, which we believe has the potential to be a category-defining product in the small-to-mid scale space. With engineering work on the HEVO-Chain core module complete, our focus in 2023 will be on containerizing the balance of plant systems with a goal of delivering units in early 2024.

With the passage of the IRA earlier in 2022, the United States immediately became the most attractive market for green hydrogen, thanks in large part to the $3/kg hydrogen production tax credit, a more straightforward regulatory framework and accelerated development environment as compared to Europe. Accordingly, in the fourth quarter we communicated our intention to expand into the United States market, and announced a cornerstone 75 MW project in Bakersfield, California. We do not intend to stop there, and we are already in discussions on further opportunities throughout North America.

In addition to catalyzing the nascent hydrogen ecosystem in the United States, the IRA also caused a seismic shift in the global competitive landscape for green hydrogen. It had the second-order effect of forcing Europe’s hand towards embracing a more pragmatic, commercially oriented subsidy regime. In response, the European Commission recently announced the EU Green Deal Industrial Plan, legislation designed to level the playing field by streamlining the regulatory and permitting environment and earmarking another €225 billion for investments in renewable energy and industrial decarbonization. We continue to build on our successes in Portugal – where we have secured over €50 million in grant funding to support in our development efforts. The grants already secured create substantial value for Fusion Fuel and support us in delivering attractive levelized costs of green hydrogen for offtakers in these early projects. We are working actively with our partners to submit for new grant opportunities to capitalize on these tailwinds. This includes early efforts in the Italian market with Duferco Energia SpA, with which we signed a partnership in the fourth quarter.

In addition to this proposed Green Deal Industrial Plan, the European Commission also published two delegated acts intended to establish a comprehensive definition for green hydrogen and provide much needed regulatory clarity to the European hydrogen ecosystem. There are two important nuances which we believe are particularly relevant for Fusion Fuel. The first is the principle of additionality, which specifies that for hydrogen to be green, electrolyzers must be connected to net-new renewable electricity production, so as to incentivize increased investment in renewable capacity and avoid the cannibalization of existing renewable generation.

The second is the principle of temporal correlation, which defines how closely hydrogen production must coincide with renewable energy production. In other words, in order to ensure that green hydrogen is achieving its full net carbon reduction potential, producers can only run their electrolyzers when the associated source of renewables is actively generating electricity, or during periods of insufficient demand or curtailment when the renewable energy would have been wasted. Overall, these directives are a positive outcome for the market broadly; however, more importantly, this framework would appear to create an advantaged environment for those who employ an integrated solution in their projects, which is the case for our project portfolio, as producers can develop green hydrogen production without needing to navigate the complexities of sourcing the electricity input. We look forward to the final adoption of these acts, which we believe will provide the clarity and confidence needed for investment and subsidy funds to flow.

Whilst recognizing the market’s increasing emphasis on execution and line-of-sight to profitability, we remain focused on de-risking our commercial pipeline, securing confirmed third-party technology sales, and creating value in our development portfolio by advancing the project pipeline. We made several advancements in the fourth quarter which are expected to translate to 2023 revenues, including a €5 million contract with Spanish developer Gedisol for a 3.2 MW project, and a €2 million contract with KEME Energy for a project in Portugal.

More recently, we announced that we have signed an offtake agreement with the Portuguese gas utility, Dourogás, to blend our green hydrogen within its natural gas distribution network. This foundational agreement is the first large-scale green hydrogen offtake contract in Portugal to date, and the first concrete steps towards the creation of a liquid market for green hydrogen. In addition, we were selected as the ‘best value proposal’ by the Spanish National Research Council for a 550 kW, €2.54 million project tender to supply the “Instituto de Carboquímica, a research institute in Zaragoza, Spain. Finally, we also announced that Fusion Fuel Spain has been awarded a grant of €3.3 million through the H2 Pioneros Program, one of the first funding calls under the Strategic Projects for Economic Recovery and Transformation (‘PERTE’) program in Spain. The grant will subsidize a 2.4 MW, €5.8 million project the company intends to develop in Toledo, Spain to supply green hydrogen to local industrial customers to replace the carbon-intensive natural gas currently used in industrial processes.

We believe 2023 will be a game-changing year for Fusion Fuel and for green hydrogen overall, particularly as efforts to streamline regulatory and subsidy regimes begin to bear fruit. In our core European geographies, we expect to see the early signs of maturation in the green hydrogen market, with the first hydrogen auction in Portugal, as well as the introduction of gas blending in large scale. In North America, we believe players will continue to move aggressively to “get in on the ground floor” of what will undoubtedly be an immense growth opportunity. In this context, we believe the outlook for Fusion Fuel continues to improve. We are attractively positioned in the market, with proprietary electrolyzer technology that unlocks unprecedented flexibility in green hydrogen production, and a diversified revenue model with both hardware sales and project development business lines. We continue to create value in our development portfolio and move steadily towards final investment decisions, while also executing technology sale contracts that promise to generate near-term cash flows, with the expectation of recognizing our first revenues in 2023.

As always, we want to thank every one of our employees for their tireless efforts and our shareholders for their continued support.

Yours Sincerely,

Fourth Quarter Highlights

▪	Announcement of €5m contingent technology sale contract for a 3.2 MW green hydrogen project in Spain
▪	Announcement of €2m technology sale contract with KEME Energy for a green hydrogen project in Portugal
▪	Announcement of an agreement with Duferco Energia SpA to develop Italian green hydrogen market
▪	Announcement of an agreement with Electus Energy to develop a 75 MW green hydrogen project in Bakersfield, California
▪	Introduced a new centralized PEM electrolyzer solution, the HEVO-Chain and filed respective patent
▪	Fusion Fuel consortium awarded €36m grant from Portugal’s C-05 Mobilizing Agendas for Business Innovation
▪	Announcement of €9m Sale and leaseback of Benavente factory

Subsequent Events

▪	Announcement of an offtake agreement with Portuguese gas utility Dourogás
▪	Announcement of the signature of the Terms of Acceptance for €10m grant funding from C-14 of PRR
▪	Selected for €2.54m technology sale tender for CSIC in Spain, pending final contract negotiations
▪	Awarded €3.35m H2 Pioneros grant under the PERTE program in Spain for a 2.4 MW project
▪	Signed MoU with a leading logistics equipment provider to create hydrogen logistic equipment solutions together

Key Figures

KEY FINANCIALS & FIGURES (€000’s) (Unaudited)	Q4 2022	Q3 2022
o/w share-based payment (non-cash) expenses[1]	(854)	(878)
o/w cost of goods sold[2]	(5,847)	(1,172)
o/w operating expenses[3]	(6,946)	(4,690)
o/w onerous provisions[2]	709	(709)
OPERATING (LOSS) INCOME	(12,938)	(7,449)
o/w fair value movement – warrants[3]	2,085	3,841
o/w finance gain/ (loss), net[4]	(141)	288
o/w share of loss of equity-accounted investees[5]	(136)	(240)
PRE-TAX (LOSS) / PROFIT	(11,130)	(3,560)

1 The Q4 2022 expenses relates to the Company granting 57,896 RSU’s to employees, directors and consultants during the year ended December 31, 2021, and 59,441 RSU’s to employees during the nine months ended September 30, 2022.  No RSU’s were issued during Q4 2022. There were several vesting periods during Q3 2022, and this resulted in a lower quarterly expense for Q4 2022. In Q1 2022, the Company issued 2,128,554 options, in total, to five of its senior managers and all non-executive directors. As the RSUs and options awarded are dependent on future service being provided to the Company, the Company considers them to be service awards under IFRS 2 and classifies both the expected share awards in equity with a corresponding compensation expense in the income statement. These are non-cash expenses.

2 Included here are impairment charges recorded against our inventory balance, which can be split into three categories as follows; (i) Exolum (€3.72 million) – we incurred an impairment charge of €1.17 million during Q3 2022 and in Q4 2022, we increased this impairment charge by €2.55 million as the project advanced. The total impairment booked during 2022 was €3.72 million which represents the expected loss for this project. In addition to the impairment charge recorded, we also recognized an onerous contract provision of €0.71 million during Q3 2022. This provision has been reversed in full during Q4 2022. (ii) Net Realizable Value (€2.94 million) – the provision recorded is against modules and HEVOs (both finished product and work-in-progress) which were manufactured to legacy design. Further costs will be incurred to re-conform these components for scheduled sales in 2023. (iii) Scrappage costs (€0.36 million) were incurred as part of the production of our product during 2022. All impairment charges recorded are non-cash items.

3 These expenses are related to the operational activity of the Group. Our operating expenses increased by €2.26 million in Q4 2022. This increase can be summarised as follows:

•	Amortization charge of €0.33 million related to the development expenditure incurred on our HEVO technology – Q4 2022 was the first full quarter of amortisation charges for this asset.
•	Consulting & professional fees increased by €0.69 million which was driven by an increase in transactions that took place.
•	Research and development costs relating to Evora (€0.69 million)
•	Reserved capacity costs incurred with our outsourced production partner, MagP (€1.49 million)
•	The above increases were offset by reductions in HR and travel-related costs (€0.59 million).

4 Derivatives are initially recognized at their fair value on the date the derivative contract and transaction costs are expensed to profit or loss. Warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the warrants is determined with reference to the prevailing market price on NASDAQ under the ticker HTOOW. No warrants have been exercised since Q1 2021. These fair value movements represent non-cash items.

5 This relates to the Company's investment in Fusion Fuel Spain, S.L. ("FFS"). The Company holds a 50% interest in FFS and extended a loan facility up to €2 million of which €1.18 million had been drawn down during the year ended December 31, 2022. The Company's investment in FFS is accounted for using the equity method. Under the equity method,  the investment is initially recognized at cost. The carrying amount is adjusted to recognize changes in the Company’s share of net assets of the joint venture since the acquisition date.

KEY FINANCIALS & FIGURES (€000’s) (Unaudited)	Q4 2022	Q3 2022

Property, plant and equipment[1]	29,245	28,267
Intangible assets[2]	5,317	5,281
TOTAL NON-CURRENT ASSETS	34,562	33,548
Prepayments and other receivables[3]	5,108	4,299
Inventory[4]	10,944	12,053
VAT receivable[5]	3,672	6,574
Cash and cash equivalents	8,164	3,610
TOTAL CURRENT ASSETS	27,888	26,536
TOTAL ASSETS	62,450	60,084

Trade and other payables[6]	18,138	4,320
Cost accruals	1,636	1,558
Provisions	-	709
Derivative financial instruments – Warrants[7]	7,651	9,736
TOTAL LIABILITIES	27,425	16,323

TOTAL NET ASSETS	35,025	43,761

1 The balance includes our Benavente facility (€4.13 million), our Évora demonstrator plants (€7.37 million), and our HEVO-Sul project in Sines, Portugal (€8.97 million). In addition, we have recognized Right-of-Use assets for our lease arrangements in accordance with IFRS 16 Leases (€8.53 million). Whilst the balance quarter on quarter has remained relatively stable, we recognized changes within the captions set out above due to the completion of the sale-and-leaseback of our Benavente facility in December 2022.

2 Recognized here is the IP that transferred in connection with our merger in 2020 (€1.9 million) and the spend incurred on our HEVO technology to date (€2.61 million, net of amortization charges) along with spend on future iterations of the HEVO (€0.72 million).

3 Advanced payments to supplier's accounts for €1.93 million of this balance. In addition, we have deferred consideration & deposit relating to the sale-and-leaseback transaction (€1.76m) and a grant receivable balance of €0.8m.

4 Inventory is recorded net of a provision for impairment of €2.93 million.

5 During Q4 2022, we received €3.79 million in reimbursements relating to VAT. We have submitted further reimbursement claims during Q1 2023 to date.

6 €6.04 million of this balance represents amounts owed to suppliers. The remaining balance mostly relates to IFRS 16 Leases bookings (€8.32 million) and a grant liability of €2.93 million which relates to the grant funding received in December 2022 for our C-5 project that we have yet to commence.

7 Derivatives are initially recognized at their fair value on the date the derivative contract and transaction costs are expensed to profit or loss. Warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the warrants is determined with reference to the prevailing market price of the warrants which trade on NASDAQ under the ticker HTOOW. The market price at December 31, 2022, was $0.92 (September 30, 2022: $ 1.07).

SHARES, WARRANTS AND EQUITY PLAN AT PERIOD END	Q4 2022	Q3 2022
ORDINARY SHARES
Class A1	13,805,648	11,293,992
Class B	-	2,125,000
TOTAL SHARES OUTSTANDING	13,805,648	13,418,992
WARRANTS OUTSTANDING	8,869,633	8,869,633
RSUs OUTSTANDING	88,084	111,484
OPTIONS OUTSTANDING[2]	2,128,554	2,128,554

1  On June 6, 2022, we entered into an At the Market Issuance Sales Agreement (“the ATM”) with B. Riley Securities, Inc., Fearnley Securities Inc., and H.C. Wainwright & Co., LLC, pursuant to which the Company may offer and sell, from time to time, through or to the agents, acting as agent or principle, shares of the Company’s common stock having an aggregate offering price of up to $30 million under the Company’s Form F-3 registration statement. During Q4 2022, we sold 386,657 class A ordinary shares for net proceeds of $1,480,833 at an average sales price of $4.02 per share. We paid $44,425 in commissions to agents as part of these trades. Between January 13, 2023 and February 17, 2023, we sold 603,679 class A ordinary shares for net proceeds of $2,275,176 at an average sales price of $3.91 per share. We paid $68,255 in commissions to agents as part of these trades.

2 On December 6, 2022, the holders of the class B ordinary shares converted such shares to class A ordinary shares on a 1 for 1 basis. There were no class B ordinary shares in issue at December 31, 2022.

3 During Q1 2022, the Company issued 2,128,554 options to members of its executive committee and to all non-executive directors. These options were all issued under the 2021 Equity Incentive Plan, which commenced during Q3 2021 and provides the recipient with the option to exercise at a future point in time in exchange for one Class A Ordinary Share. Each option award includes a minimum strike price and has either service, market or non-market conditions attached. We consider the options to be service awards under IFRS 2 and classifies the vesting period, which varies by award. This is a non-cash expense. No options were issued or exercised during 2022.

GRANT REQUEST UPDATE – SUBSEQUENT TO SEPTEMBER 30, 2022 (€000’s) (Unaudited)

GRANT INCOME	TOTAL ESTIMATED	TOTAL APPROVED	TOTAL INVOICED (TO DATE)
POSEUR – HEVO-Sul[1]	4,291	4,291	2,646
AICEP – Benavente (Cash portion)[2]	4,420	4,420	814
C-14 – HEVO-Industria[3]	10,000	10,000	-
C-5 – H2 HEVO-SINES / R&D / Other[4]	36,000	36,000	3,378
Other grant applications[5]	25,000	9,400	-
TOTAL	79,711	64,111	6,838

1 During the second quarter of 2021, Fusion Fuel submitted three projects to Portugal’s Operational Program for Sustainability and Efficient Use of Resources (POSEUR) (About the Programme | POSEUR (portugal2020.pt)). One of these projects related to a company-owned HEVO-Sul project located in Sines, Portugal. We have received approval from the POSEUR for the HEVO-Sul project. The Portuguese government has allocated €40m in direct grants for the POSEUR program, which aims to support the production of green hydrogen and other renewable gases, and Fusion Fuel has been approved for €4.3m in grant for this project. The grant agreement has an effective date of 27 August 2021. At the beginning of August 2022, we submitted our first claim under this agreement, which amounted to €2.6m.

2 On 31 December 2021, Fusion Fuel (“FF”) entered an agreement with Agência para o Investimento e Comércio Externo de Portugal, E.P.E. (“AICEP”) where AICEP approved a non-refundable investment grant. AICEP Portugal Global is an independent public entity of the Government of Portugal, with the goal of attracting foreign investment to Portugal and supporting the internationalization of Portuguese companies into the global economy (AICEP Portugal Global). The total value of this grant was €9.3m of which €4.4m related to ‘cash’ reimbursements with the remainder made up of tax credits to be utilized against future profits. Since May 2022, we have submitted two claims, totaling €0.8m.

3 On August 18, 2022, we announced that we were successful with our application under the Component 14 (“C-14”) of the Portuguese Recovery and Resilience Plan. €22.5m of the €36m awarded has been allocated to our H2 HEVO-SINES project in Sines, Portugal. Another €3.5m will be allocated to Fusion Fuel to R&D activities. The balance of the funding will be allocated to other projects within the consortium for which we are a technology partner. In December 2022, we received an initial drawdown of €3.38m from the €36m approved.

4 On December 7, 2022, we announced that we were successful with our application under the Component 5 (“C-5”) of the Portuguese Recovery and Resilience Plan for our HEVO-Industria project in Sines, Portugal. The award of €10m marked the largest single-project grant award in the application. Our HEVO-Industria project will consist of our HEVO technology and a hydrogen refueling station.

5 Excludes the IPCEI submission as this project is so large it can significantly distort the values. In Spain, two projects with Fusion Fuel technology have been awarded €9.4m of grants

Executive Offices

Ireland

Fusion Fuel Green Plc.

The Victorians

15 - 18 Earlsfort Terrace

Saint Kevin's - Dublin 2

Ireland

contact@fusion-fuel.eu

Portugal

Fusion Fuel Portugal

Rua da Fábrica, S/N, Sabugo

2715-376 Almargem do Bispo

Portugal

contact@fusion-fuel.eu

Shareholder Inquiries

Information about the firm, including all quarterly earnings releases and financial filings with the U.S. Securities and Exchange Commission, can be accessed via our Web site at www.fusion-fuel.eu

Shareholder inquiries can also be directed to Investor Relations via email at

ir@fusion-fuel.eu

Transfer Agent and Registrar for Common Stock

Questions from registered shareholders of FUSION-FUEL Green Plc. regarding lost or stolen stock certificates, dividends, changes of address, and other issues related to registered share ownership should be addressed to:

Mark Zimkind

1 State Street

New York, NY 10004